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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-52141

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SIDOTI & COMPANY, LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1177 AVENUE OF THE AMERICAS, 5TH FL
(No. and Street)

NEW YORK	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JAY GETTENBERG	212-668-8700	jgettenberg@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ROTENBERG MERIL SOLOMON BERTIGER & GUTTILLA, PC
(Name – if individual, state last, first, and middle name)

230 PARK AVENUE, STE. 1825	NEW YORK	NY	10169
(Address)	(City)	(State)	(Zip Code)

10/20/2003	361
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Peter T. Sidoti, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Sidoti & Company, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: CEO

Notary Public

JAY GETTENBERG
NOTARY PUBLIC-STATE OF NEW YORK
No. 01GE6180376
Qualified in Kings County
My Commission Expires 05-18-2024

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SIDOTI & COMPANY, LLC

FINANCIAL STATEMENT
(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM THEREON)

DECEMBER 31, 2021

SIDOTI & COMPANY, LLC

CONTENTS

RotenbergMeril
CERTIFIED PUBLIC ACCOUNTANTS

The Helmsley Building
230 Park Avenue
Suite 1825
New York, NY 10169

T: (212) 660-0050
F: (212) 898-9050
www.rmsbg.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Sidoti & Company, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Sidoti & Company, LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

We have served as the Company's auditor since 2015.

New York, New York
February 22, 2022

SIDOTI & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2021

ASSETS		
Cash and cash equivalents	$	2,352,093
Research fees receivable		172,701
Property and equipment, net		52,648
Prepaid expenses		97,493
Total Assets	$	2,674,935
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	215,430
Bonuses payable		475,000
Commissions payable		63,502
Deferred conference fees		126,582
Deferred research revenue		178,000
Due to Parent		57,000
Total liabilities		1,115,514
Member's equity		1,559,421
Total Liabilities and Member's Equity	$	2,674,935

See accompanying notes to financial statement

NOTES TO FINANCIAL STATEMENT

1. Nature of business and summary of significant accounting policies

Nature of Business

Sidoti & Company, LLC (the "Company") is a Delaware single member limited liability company formed on March 1, 1999. The Company's principal business activities are performing financial research and analysis, acting as a broker-dealer of securities, engaging in investment and financing activities and running investor conferences. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of both the Financial Industry Regulatory Agency ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company operates as an introducing broker and does not hold funds or securities for, or owe money or securities to customers, and does not carry accounts for customers. Prior to discontinuing its equity trading operations in the third quarter of 2021, all customer trading transactions were cleared through the Company's clearing broker-dealer on a fully-disclosed basis (See Note 13). The Company is wholly-owned by Sidoti Holding Company LLC, a Delaware limited liability company ("Holding LLC" or the "Parent"), formed on March 1, 1999.

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Certain financial statement amounts may not add or agree due to rounding.

The financial statement was approved by management and available for issuance on February 22, 2021. Subsequent events have been evaluated through this date.

Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company considers investments in money market accounts, including money market mutual funds, to be cash equivalents.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation and amortization. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives as follows:

Asset	Estimated Useful Life
Office equipment and computer software costs	3 – 5 years
Furniture and fixtures	7 years
Leasehold improvements	Lease term

1. Nature of business and summary of significant accounting policies (continued)

Revenue Recognition

The Company accounts for revenue under the provisions of ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). ASC 606 creates a single framework for recognizing revenue from contracts with customers that fall within its scope. Substantially all of the Company's services fall within the scope of ASC 606 and revenue is thus recognized as the Company satisfies its obligation to the customer in an amount that reflects the consideration to which the Company expects to receive in exchange for those goods or services.

Use of Estimates

The preparation of financial statement in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Banking Fees Receivable

The Company carries its investment banking fees receivable at cost less an allowance for credit losses. Upon inception, the Company evaluates its investment banking fees receivable and establishes an allowance for credit losses if necessary, based on a history of past write-offs and collections and current credit conditions. At December 31, 2021, the Company had no investment banking fees receivable.

Research Fees Receivable

Research fees receivable is comprised of receivables from the Company's research transactions, including the sale of Company Sponsored Research. At December 31, 2021, the Company had $172,701 in Research fees receivable. No allowance for credit losses was deemed necessary.

Credit Losses

The Company evaluates credit losses under the guidance of *FASB ASC 326 Financial Instruments — Credit Losses*. The Company measures all expected credit losses for financial assets measured at amortized cost based on historical experience, current conditions, and reasonable and supportable forecasts as opposed to delaying recognition until the loss was probable of occurring.

Leases

The Company accounts for leases under *ASC 842, Leases.* ASC 842 establishes a right-of-use ("ROU") model that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases are classified as finance or operating, with classification affecting the pattern and classification of expense recognition.

1. Nature of business and summary of significant accounting policies (continued)

Leases (continued)

Pursuant to ASC 842, at the inception of a contract, the Company assesses whether the contract is, or contains, a lease. The Company's assessment is based on: (1) whether the contract involves the use of a distinct identified asset, (2) whether it obtains the right to substantially all the economic benefit from the use of the asset throughout the period, and (3) whether it has the right to direct the use of the asset. At inception of a lease, the Company allocates the consideration in the contract to each lease component based on its relative stand-alone price to determine the lease payments. Lease liabilities and the corresponding ROU assets are recorded based on the present value of the lease payments over the expected lease term, discounted using the implicit rate or the Company's incremental borrowing rate at the lease commencement date. The ROU asset also includes any initial direct costs incurred, less any lease incentives received. Leases with a term greater than one year are recognized on the balance sheet as ROU assets and lease liabilities. In accordance with practical expedients under ASC 842, the Company does not recognize on the balance sheet leases with terms of one year or less. Additionally, for contracts with lease and non-lease components, the Company does not allocate the contract consideration and instead accounts for the lease and non-lease components as a single lease component. All ROU assets are reviewed for impairment.

As of December 31, 2021, the Company had no remaining ROU assets or associated operating lease liabilities with respect to ROU assets.

Income Taxes (Due to Parent)

The Company is a single member limited liability company and, therefore, does not record a provision for federal and state income taxes. Accordingly, Holding LLC reports the Company's income or loss on its income tax returns. Holding LLC is subject to New York City unincorporated business tax ("UBT") and the Company reimburses Holding LLC for taxes incurred and attributable to the Company's income, which is reported in Holding LLC's tax return. The UBT is calculated using currently enacted laws and rates and is reflected on the statements of operations of the Company using the separate return method, in accordance with GAAP. GAAP requires the consolidated current and deferred tax expense (benefit) for a group that files a consolidated tax return to be allocated among the members of the group when those members issue separate financial statements. At December 31, 2021, the Company reported a $57,000 UBT liability under the caption Due to Parent on the Company's Statement of Financial Condition.

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes (Due to Parent) (continued)

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statement only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statement as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

Holding LLC files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, Holding LLC is no longer subject to income tax examinations by major taxing authorities for years before 2018. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

2. Revenue from contracts with customers

Information on Remaining Performance Obligations

The Company does not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less, which represent all of its performance obligations. These performance obligations generally relate to its Seminar and Conference income, which is expected to be resolved within three months of December 31, 2021, and Company Sponsored Research Income, which is expected to be resolved within 12 months or less as of December 31, 2021.

2. Revenue from contracts with customers (continued)

Contract Balances

The timing of the Company’s revenue recognition may differ from the timing of payment by its customers. The Company records a receivable when revenue is recognized prior to payment and it has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.

The Company had receivables related to revenues from contracts with customers of $172,701 at December 31, 2021. It expects to recognize the entirety of this receivable during 2022. On January 1, 2021, the Company had receivables related to revenues from contracts with customers of $714,204. It had no significant impairments to these receivables during the year ended December 31, 2021. The Company’s deferred revenue primarily relates to prepaid conference fees and upfront CSR payments where the performance obligation has not yet been satisfied. For the year ending December 31, 2021, the Company recognized substantially all of $487,960 in revenue that was deferred as of December 31, 2020.

Contract Costs

The Company capitalizes costs to fulfill contracts associated with investment banking advisory engagements where the revenue is recognized at a point in time and the costs are determined to be recoverable. It also capitalizes direct costs associated with hosting a conference. Capitalized cost to fulfill a contract are recognized at the point in time that the related revenue is recognized, which at times may involve a good faith estimate of the relevant costs prior to settlement.

At December 31, 2021, the Company did not have any capitalized costs to fulfill contracts, which would be recorded as Prepaid Expenses in the Company’s Statement of Financial Condition. As a result, no significant impairment charges were recognized in relation to any capitalized costs during the year ended December 31, 2021.

3. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company's net capital was $1,236,579 which was $1,136,579 in excess of its minimum requirement of $100,000.

4. Commitments

Contractual Obligations

The Company is obligated under various contracts and licensing agreements for their database management systems, certain data services and telephonic/internet-related lines and services, which expire in 2022. The Company is also obligated under various contracts for certain data services on a year-to year basis. Expenses under these agreements for the year ended December 31, 2021 was $84,334.

The approximate future minimum contractual commitments under the terms of the agreements, as of December 31, 2021, are approximately as follows:

Year Ending December 31,	
2022	$57,053

Beginning in September 2020, the Company rented office space in New York City on a month-to-month basis.

Borrowings

The Company has a Loan and Security Agreement with its bank that currently expires on August 31, 2022. The financing provided the Company with a secured revolving credit loan in the aggregate principal of $2,000,000. The line of credit is secured by substantially all the assets of the Company and a guarantee from the managing member of Holding LLC. The agreement also requires the Company to maintain a debt to tangible net worth ratio (as defined) of less than 1.5 to 1. The loan bears interest at the Wall Street Journal prime rate, with the interest rate set at a minimum of 4%. As of December 31, 2021, the Company had no borrowings under the line of credit agreement. For Information on our SBA Loan, please see Note 11.

5. Off-balance-sheet risk and concentrations of credit risk

The Company maintains principally all its cash and cash equivalents in three financial institutions, which generally exceed the amounts insured by the Federal Deposit Insurance Corporation ("FDIC"), or in the case of its money market mutual fund holdings, the Securities Investor Protection Corporation ("SIPC"). The Company's exposure is solely dependent upon daily bank and brokerage account balances, and the respective strength of the financial institutions. The Company has not incurred any losses on these accounts. At December 31, 2021, amounts of cash and equivalents held in the aggregate (excluding money market mutual funds) were in excess of FDIC insured limits by $1,085,679. Of the Company's holdings of money market mutual funds, $801,133 was in excess of SIPC insured limits at such date.

6. Property and equipment

Details of property and equipment at December 31, 2021 are as follows:

Office equipment	$	87,528
Computer software		37,370
		124,898
Less accumulated depreciation and amortization		72,250
	$	52,648

7. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

8. Retirement plan

The Company has a retirement plan (the "Plan") under Section 401(k) of the Internal Revenue Code, which covers all eligible employees. The Plan provides for voluntary deductions of up to 60% of the employee's salary, subject to Internal Revenue Code limitations. In addition, the Company can elect to make discretionary contributions to the Plan. For the year ended December 31, 2021, the Company elected not to make a contribution.

9. Contingencies

In management's opinion, as of the date of this report, the Company is not engaged in any legal proceedings which individually or in the aggregate are expected to have a materially adverse effect on the Company's results or financial condition. During the year ended December 31, 2019, FINRA performed an examination of the Company which has resulted in some of the findings being referred to FINRA's Enforcement Department for its review and disposition. In 2021, the Company entered into an Acceptance, Waiver and Consent (AWC) agreement with FINRA with respect to those findings. In connection with the AWC, the Company paid a $105,000 fine, completed a review of its systems and written procedures regarding required disclosures in research reports; and (ii) certified that the firm's systems and written procedures are reasonably designed to achieve compliance with the applicable securities laws, regulations, and FINRA rules cited in the AWC, including FINRA Rules 2241(c) and 3110.

10. Due to Parent

As of December 31, 2021, the Company was indebted to the Parent for $57,000 for UBT Taxes. There are no other significant transactions or expense sharing arrangements among the Company and the Parent.

11. SBA Loan

In April 2020, the Company entered into a Small Business Administration ("SBA") Loan under the Payroll Protection Program of the Coronavirus Aid, Relief and Economic Security Act in an aggregate principal amount of $911,583. The SBA Loan was evidenced by a Note. Subject to the terms of the Note, the SBA Loan bore interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, had a term of two years, and was unsecured and guaranteed by the SBA. At least 60% of the proceeds of each Loan had to be used for payroll and payroll-related costs, in accordance with the applicable provisions of the federal statute authorizing the loan program administered by the SBA and the rules promulgated thereunder.

The Company elected to treat the SBA Loan as debt under FASB ASC 470. As such, the Company would derecognize the liability only when the loan was forgiven in whole or in part and the Company was legally released or repaid the loan.

On June 21, 2021, the Company received a notification from TD Bank, NA that the Small Business Administration, in a letter dated June 9, 2021, confirmed that the Paycheck Protection Program Loan issued to us pursuant to the CARES Act (as amended) in the original principal amount of $911,583 together with accrued interest was forgiven in full. We have accounted for the loan forgiveness of $911,583 as debt extinguishment in accordance with Accounting Standards Update 2020-09, *Debt (Topic 470) ("ASU 2020-09")*.

12. Impact of COVID-19 on Operations

The ramifications of the outbreak of the novel strain of COVID-19, reported to have started in December 2019 and spread globally, are filled with uncertainty and changing quickly. Our operations have continued during the COVID-19 pandemic and the pandemic has not had a material impact on our financial condition. We have not had significant disruption other than the required cancellation of our March 2020 Investor Conference, the financial impact of which was eventually and substantially mitigated by moving our conference business to an online format.

The Company is operating in a rapidly changing environment so the extent to which COVID-19 impacts its business, operations and financial results from this point forward will depend on numerous evolving factors that the Company cannot accurately predict. Those factors include the following: the duration and scope of the pandemic; governmental, business and individuals' actions that have been and continue to be taken in response to the pandemic, including the uptake of vaccination, the availability of testing, the effectiveness of certain other health mandates; and the emergence of new COVID variants.

13. Discontinued Operations

In the third quarter of 2021, the Company discontinued its trading operations whereby it earned commission revenue by executing transactions for clients in the equity markets. In connection with such operations, the Company entered into a distinct contractual arrangement each time it was notified by a customer that it wished to execute a trade through us, at which point, an execution price (usually on a fixed or formula basis per share) was negotiated and the trade or completable portion thereof was consummated. A receivable was recorded on the trade date because at that time the Company's service obligations have been fulfilled and the benefits of the trade have been transferred to the customer.

13. Discontinued Operations (continued)

The Company elected to discontinue its trading operations due to an ongoing and dramatic decline in commission revenue. From 2016 through 2020, the Company’s commission revenue decreased at an annual compound rate of +21% and the revenue declines continued into 2021. By mid-2021 the Company’s monthly commission revenue had fallen to a level where the foreseeable profit margins obtainable from trading operations no longer warranted allocating resources to that business. Accordingly, in the third quarter of 2021, the Company decided to discontinue its trading operations and reallocate resources to lines of business it believed to be more profitable and/or have greater growth prospects.

14. Management’s Evaluation of Subsequent Events

The Company evaluates events that have occurred after the balance sheet date of December 31, 2021, through the date which the financial statement was issued. Based upon the review, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the financial statement.